ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

This annual information form ("AIF") is as of March 28, 2017

Item 1.              Table of Contents

Item 2.        Preliminary Notes

This AIF contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Wherever possible, words such as "plans", "expects", or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this AIF include, without limitation statements regarding:

  the outcome of our multi-dimensional strategy to address the United States Environmental Protection Agency’s (the "EPA") pre-emptive regulatory action under Section 404(c) of the Clean Water Act (the "CWA") and our plans to prepare the Pebble Project (as hereinafter defined) to initiate federal and state permitting under the National Environmental Policy Act (the "NEPA") (the "Multi-dimensional Strategy");

  the outcome of the legal and direct discussions, including possible mediation proceedings that we are engaged in with the EPA and any future actions that may or may not be taken by the EPA;

  the outcome of any other legal proceedings in which we are engaged;

  the impact of any change in the administration of the EPA resulting from the new federal administration in Washington, DC;

  our ability to proceed with applications for federal and state permitting under the CWA and the NEPA;

  our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project;

  our expected financial performance in future periods;

  our plan of operations, including our plans to carry out and finance the Multi-dimensional Strategy activities, exploration and development activities, legal and direct discussions, including possible mediation proceedings with the EPA;

  our ability to raise capital for the Multi-dimensional Strategy activities, exploration and development activities;

  our expectations regarding the exploration and development potential of the Pebble Project; and

  factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

  that we will be able to secure sufficient capital necessary for the Multi-dimensional Strategy activities, the outcome of litigation against and discussions, including possible mediation with the EPA, continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

  we will ultimately have the opportunity to proceed with permit application preparations under the CWA and NEPA for the Pebble Project;

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  that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

  that the market prices of copper, gold, molybdenum and silver will not decline significantly or stay depressed for a lengthy period of time;

  that key personnel will continue their employment with us; and

  that we will continue to be able to secure minimum adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

  a negative outcome of the Multi-dimensional Strategy, including legal and political challenges with which we are engaged regarding the Pebble Project, which would have a material adverse effect on us;

  an inability to ultimately obtain permitting for a mine at the Pebble Project;

  an inability to continue to fund the Multi-dimensional Strategy, exploration and development activities and other operating costs;

  the highly cyclical and speculative nature of the mineral resource exploration business;

  the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

  an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

  the potential for loss of the services of key executive officers;

  history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

  inability to establish that the Pebble Project contains commercially viable deposits of ore;

  the volatility of gold, copper, molybdenum and silver prices;

  the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

  the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

  potential claims by third parties to titles or rights involving the Pebble Project;

  the unpredictability of the outcome of litigation;

  the possible inability to insure our operations against all risks;

  the highly competitive nature of the mining business;

  the potential dilution to current shareholders due to any future equity financings;

  the potential dilution to current shareholders from the exercise of share purchase options to purchase the Company’s shares; and

  that we have never paid dividends and will not do so in the foreseeable future.

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This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above. See “Risk Factors” on page 33.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on, forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Incorporation of Continuous Disclosure Documents by Reference

In this AIF, the "Company" or "Northern Dynasty" refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

The AIF incorporates by reference a technical report prepared pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") dated December 2014, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website under the Company’s profile at www.sedar.com.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The rate of exchange on December 31, 2016 (based on the last business day which was December 30, 2016), as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar ("U.S. dollar"), was 1.3427.

Currency and Exchange Rates

On March 28, 2017, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = C$1.3363. Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations - not buying or selling rates - and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

		Year Ended December 31
		(Canadian Dollars per U.S. Dollar)
	2016	2015	2014	2013

Rate at end of year	$1.3427	$1.3840	$1.1601	$0.9402

Average rate for year	$1.3248	$1.2787	$1.1046	$0.9711

High for year	$1.4589	$1.3990	$1.1656	$1.0165

Low for year	$1.2544	$1.1728	$1.0639	$0.9342

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Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
Month or Period	High	Low
March 2017 (to March 28, 2017)	$1.3505	$1.3316
February 2017	$1.3248	$1.3004
January 2017	$1.3438	$1.3030
December 2016	$1.3556	$1.3120
November 2016	$1.3582	$1.3337

For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 pounds)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock which forms clay minerals including kaolinite, smectite, illite and other species.
CuEQ	Copper Equivalent
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Element Abbreviations	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.
Graben	Down-dropped block of land bordered by faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
Hypogene	Processes below the earth's surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.

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Hydrothermal mineral deposit

Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.

Intrusion (batholith, dyke, pluton)	Medium to coarse grained igneous bodies which crystallized at depth within the Earth's crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.
Leached Cap	Rock which originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
National Instrument 43- 101 ("NI 43-101")	The Canadian securities instrument which establishes disclosure standards for mineral projects of Canadian publicly-traded resource companies.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.
Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration which results in the production of potassium- bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.
Pyrophyllite	Aluminosilicate hydroxide mineral that forms as a result of hydrothermal alteration or low grade metamorphism.
Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes which occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy ("CIM") 2014. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. The Company does not claim to have any reserves at this time. These resource classifications can be more particularly described as follows:

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Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Indicated Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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Cautionary Notes to United States Investors Concerning Mineral Resource Estimates

This AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities Exchange Commission (the "SEC"), and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by companies in the United States (“US companies”).

In addition, this AIF uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

It cannot be assumed that all or any part of "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" in this prospectus is economically or legally mineable.

In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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Item 3.        Corporate Structure

Northern Dynasty is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name "Dynasty Resources Inc." On November 30, 1983 the Company changed its name to "Northern Dynasty Explorations Ltd." and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now absorbed by the TSX Venture Exchange and herein generally "TSX-V") from 1984-1987, listed on the Toronto Stock Exchange (“TSX”) from 1987-1993, and delisted from trading but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereafter listed on TSX-V from 1994 to October 30, 2007 when it again began trading on the TSX. In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange ("AMEX"). AMEX was purchased by the New York Stock Exchange ("NYSE") and the Company now trades on the NYSE MKT Exchange ("NYSE MKT").

The head office of Northern Dynasty is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

The Company’s Alaska mineral resource exploration business is operated through a wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership" or "PLP"), in which the Company owns a 100% of the Pebble Partnership through an Alaskan general partnership, the Northern Dynasty Partnership, which is a partnership formed by two of its subsidiaries. An indirectly wholly-owned subsidiary of the Company, Pebble Mines Corp. is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 404, 3201 C Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the "Company" or "Northern Dynasty" includes a reference to PLP and the Company’s wholly-owned subsidiaries and other consolidated interests and entities, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

Item 4.        General Development of the Business

Company Development

Northern Dynasty is a mineral exploration company focused on the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project, a copper-gold-molybdenum mineral project located in southwest Alaska (the "Pebble Project" or the “Project”). The Pebble Project is comprised of mineral claims that are held by subsidiaries of the Pebble Partnership, a 100% wholly-owned subsidiary of Northern Dynasty.

Northern Dynasty acquired a 100% interest the Pebble Project from an Alaskan subsidiary of Teck Resources Limited (“Teck”) in a series of transactions from October 2001 through to June 2006. Teck has retained certain royalties in the Pebble Project, as described in detail below under Item 5 – Description of Business.

The Pebble Partnership was converted into a limited partnership in July 2007 in connection with a joint venture for the Pebble Project entered into between the Company and an affiliate of Anglo American plc ("Anglo American"). From July 2007 to December 2013, approximately $595 million (US$573 million) was provided to the Pebble Partnership by the affiliate of Anglo American. A major portion of these funds were spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models and related infrastructure, power and transportation systems. These costs are not reflected in the Company’s asset accounts as they were largely incurred by third parties or are required to be expensed. Whether any portion these past expenditures will prove to have significant value to the Company in future is currently unknown.

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Anglo American withdrew from the Pebble Partnership effective December 10, 2013, at which time Northern Dynasty re-acquired Anglo American’s 50% ownership interest in the Pebble Partnership. The Company has since that time held a 100% interest in the Pebble Partnership.

To December 31, 2016, approximately $814 million (US$758 million)1 in expenditures have been incurred on the Pebble Project. In addition, Northern Dynasty has spent approximately $106 million in acquisition costs on the Pebble Project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds.

Three Year History

In February 2014, the United States Environmental Protection Agency (“EPA”) announced the initiation of a regulatory action under the Clean Water Act (“CWA”) to consider restriction or a prohibition on mining activities associated with the Pebble deposit. Much of the Company’s efforts since that time have been focused around providing information and responses to ward off this action. The background and history of the regulatory action initiated by the EPA, and our efforts to address this regulatory action, are summarized in detail below in Item 12 – Legal Proceedings and Regulatory Actions.

In 2015 and 2016, work by Northern Dynasty and the Pebble Partnership was concentrated on:

  advancing a Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA;

  maintaining an active corporate presence in Alaska in order to advance relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups; and

  working toward securing a transaction with a potential partner(s) to further advance the Pebble Project.

The goal of the Multi-dimensional Strategy is to position the Pebble Project to initiate federal and state permitting under the National Environmental Policy Act (“NEPA”) unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA, as described in more detail below in Item 12 – Legal Proceedings and Regulatory Actions:

  challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the CWA prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an Environmental Impact Statement (“EIS”) under NEPA;

  alleging that the EPA violated Federal Advisory Committee Act (“FACA”) in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the CWA regulatory action; and

  alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under Freedom of Information Act (“FOIA”).

________________________

1 During the period 2007 to 2013, a major part of the project expenditures were on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As described above, these costs are not reflected in the Company’s asset accounts as they were largely incurred by third parties or are required to be expensed. The technical and engineering studies that were completed relating to mine-site and infrastructure development are not considered to be current or necessarily representative of management’s current understanding of the most likely development scenario for the Project. Accordingly, the Company is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological information from exploration, remain important information available to the Company from this period in continuing its advancement of the Project.

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The Company’s plans for advancement of the Multi-Dimensional Strategy in 2017 are described in detail below under Section 3 of this Item 5 – Plans for 2017.

The Company has completed the following financings within the past three years in order to fund its business operations, including the advancement of its Multi-Dimensional Strategy:

  in late December 2014 and early January 2015, the Company completed a financing and raised gross proceeds of approximately $15.5 million through the issuance of 35,962,735 Special Warrants, each convertible into one common share without payment of additional consideration. All these Special Warrants were automatically converted or converted into common shares by September 2015. See Item 15 Material Contracts on page 55;

  in September 2015, the Company completed a financing and raised gross proceeds of approximately $15 million through the issuance of 37,600,000 Special Warrants, each convertible into one common share without payment of additional consideration. These Special Warrants were automatically converted into common shares in November 2015. See Item 15 Material Contracts on page 55;

  in October 2015, the Company issued 12,573,292 common shares to acquire Cannon Point Resources Ltd., a company with a primary asset of $4.25 million in cash;

  in December 2015, the Company issued 27,593,341 common shares to acquire Mission Gold Ltd. ("Mission Gold"), a company with primary assets of approximately $9 million in cash and a 100% interest in a titanium project that was sold by Mission Gold to a third party as part of the transaction with Northern Dynasty. The Company also completed a private placement of 12,881,344 common shares at a price of $0.412 per share for gross proceeds of approximately $5.2 million;

  in June and July 2016, the Company completed a prospectus offering of 38,000,000 units and a private placement of 4,444,376 units respectively, in the capital of the Company. The units were priced $0.45 per unit and the Company raised gross proceeds of approximately $17.1 million and $2 million respectively. Each Unit comprised of one common share and one common share purchase warrant ("Warrant"), each exercisable into one common share of the Company at an exercise price of $0.65 per share until June10, 2021. The Warrants were listed and trade on the TSX under the symbol NDM.WT.B.; and

  in January 2017, the Company completed a bought deal offering of 20,240,000 common shares which includes the exercise in full of the Underwriter’s over-allotment option, at price of US$1.85 per share for gross proceeds of approximately US$37.4 million.

Item 5.        Description of Business

A.   The Pebble Project

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project.

The Pebble Project Is Subject To State and Federal Laws

PLP and its subsidiaries are required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labor and rental requirements, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

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Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Once a decision is made to enter permitting, the Pebble Project will be required to satisfy permitting requirements at three levels: federal, state and local (borough). The process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

To satisfy permitting requirements under the National Environmental Policy Act ("NEPA") and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information (including a Project Description and Environmental Baseline Document) for an Environmental Impact Statement ("EIS") under NEPA, prepared by a third-party contractor under the direction of a lead federal agency, expected to be the US Army Corps of Engineers. The EIS will determine whether sufficient evaluation of the project's environmental effects and development alternatives has been undertaken. It will also provide the basis for federal, state and local government agencies to make individual permitting decisions.

Under the US Clean Water Act, Section 404(c), the Administrator of the US Environmental Protection Agency ("EPA") is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site if he or she determines that the release of such material will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary of the Army Corp of Engineers. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

B.    Technical Summary

The following disclosure is mainly summarized from the "2014 Technical Report on the Pebble Project, Southwest Alaska, USA" by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., and Ting Lu, P.Eng., effective date December 31, 2014 ("2014 Technical Report"), and updated by Company staff. J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., and Ting Lu, P.Eng., are the qualified persons for the 2014 Technical Report and have reviewed and approved the content derived from that report. Additional information is the Technical Summary has been reviewed and approved by qualified person Stephen Hodgson, PEng., Vice President, Engineering for Northern Dynasty.

Introduction

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001. Since that time, Northern Dynasty and subsequently the Pebble Limited Partnership (the "Pebble Partnership", in which Northern Dynasty currently owns a 100% interest) have conducted significant mineral exploration, environmental baseline data collection, and engineering work on the Pebble Project to advance it towards development.

Work at Pebble has led to an overall expansion of the Pebble deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over one million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit.

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In light of more recent stakeholder and regulatory feedback, Northern Dynasty initiated a comprehensive review of previous analyses of the Pebble Project in late 2013 and in 2014 commissioned the 2014 Technical Report to update information on the mineral resources and metallurgy for the project.

Property Description and Location

The Pebble Project is located in southwest Alaska, approximately 200 miles southwest of Anchorage, 17 miles northwest of the village of Iliamna, 160 miles northeast of Bristol Bay, and approximately 60 miles west of Cook Inlet.

Figure 1        Property Location – Pebble Project

Northern Dynasty holds, indirectly through a wholly-owned subsidiary and wholly-owned subsidiaries of the wholly-owned Pebble Partnership, a 100% interest in a contiguous block of 2,402 mineral claims covering approximately 417 square miles (Figure 2). This includes 2,182 claims covering 364.2 square miles (including the Pebble deposit) held by Pebble Partnership subsidiaries, Pebble East Claims Corporation and Pebble West Claims Corporation; and 220 claims covering 52.5 square miles held by Northern Dynasty subsidiary U5 Resources Inc.

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 square mile) mineral claim, and by paying annual escalating state rentals. All of the assessment work payment obligations come due annually on August 31. Credit for excess work can be banked for a maximum of four years, and can be applied as necessary to continue to hold the claims in good standing. The Project claims have a variable amount of work credit available that can be applied in this way1 . State rentals for 2017 are approximately US$1,020,000 and are payable no later than 90 days after the assessment work is due.

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The Pebble Partnership currently does not own surface rights associated with the mineral claims that comprise the Pebble Property. All lands are held by the State of Alaska, and surface rights may be acquired from the state government once areas required for mine development have been determined and permits awarded. Permits necessary for exploration drilling and other field programs associated with pre-development assessment of the Pebble Project are applied for each year. There are no existing material environmental liabilities associated with the Pebble Project.

Figure 2        Mineral Claims – Pebble Project

Northern Dynasty acquired the Pebble Property by way of a two-part (Resource Lands and Exploration Lands) purchase option from an Alaskan subsidiary of Teck Cominco Limited (now Teck Resources Limited), which still retains a 4% pre-payback advance net profits royalty interest (after debt service) and 5% after-payback net profits interest royalty in any mine production from the Exploration Lands portion of the Pebble property as shown on the figure below.

______________________________________

2 Annual assessment work obligations for the property of some US$667,700 are due in 2017 and will be covered by banked assessment credits from work performed in 2016 and prior years.

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Accessibility, climate, local resources, infrastructure and physiography

Current access to the property is by helicopter from Iliamna. There is a modern airfield at Iliamna, with two paved 4,920 ft airstrips, that services the communities of Iliamna, Newhalen and Nondalton. The runways are suitable for DC-6 and Hercules cargo aircraft and commercial jet aircraft.

There are paved roads that connect the villages of Iliamna and Newhalen to the airport and to each other, and a partly paved, partly gravel road that extends to a proposed Newhalen River crossing near Nondalton. The property is currently not connected to any of these local communities by road; a road would be planned as part of the project design.

There is no access road that connects the communities nearest the Pebble Project to the coast on Cook Inlet. From the coast, at Williamsport on Iniskin Bay, there is an 18.6 mile state-maintained road that terminates at the east end of Iliamna Lake, where watercraft and transport barges may be used to access Iliamna. The route from Williamsport, over land to Pile Bay on Iliamna Lake, is currently used to transport bulk fuel, equipment and supplies to communities around the lake during the summer months. Also during summer, supplies are barged up the Kvichak River, approximately 43.4 miles southwest of Iliamna, from Kvichak Bay on the North Pacific Ocean.

A small run-of-river hydroelectric installation on the nearby Tazamina River provides power for the three communities in the summer months. Supplemental power generation using diesel generators is required during winter months.

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Iliamna and surrounding communities have a combined population of just over 400 people. As such, there is limited local commercial infrastructure except that which services seasonal sports fishing and hunting.

The property is situated at approximately 1,000 ft above mean sea level in an area described as subarctic tundra. It is characterized by gently rolling hills and an absence of permafrost. The climate is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round at Pebble.

Geological Setting and Mineralization

Pebble is a porphyry-style copper-gold-molybdenum-silver deposit that comprises two adjacent, contiguous, coeval hydrothermal centers called the Pebble East and Pebble West zones. Mineralization in the Pebble West zone extends from surface to depths of at least 3,000 ft whereas higher grade mineralization in the Pebble East zone extends to a depth of at least 5,810 ft but is concealed beneath an east-thickening wedge of unmineralized rock types. An important exploration target is represented by high-grade, but as yet undelineated, mineralization on the far eastern side of the deposit which was dropped 1,970 to 2,950 ft by normal faults into the northeast-trending East Graben.

The Pebble deposit formed about 90 million years ago in response to intrusion of granodiorite magmas generated by subduction of the Pacific Plate beneath the Wrangellia Superterrane. The Pebble deposit is hosted by these granodiorite intrusions and by the sedimentary and volcanic rocks of Jurassic to Cretaceous age, granodiorite and diorite sills and alkalic monzonite intrusions and associated breccias which host them.

Mineralization at Pebble is predominantly hypogene, although the Pebble West zone contains a thin zone of variably developed leached cap and underlying supergene mineralization. Disseminated and vein-hosted copper-gold-molybdenum-silver mineralization, dominated by chalcopyrite and locally accompanied by bornite, is associated with early potassic alteration in the shallow part of the Pebble East zone and with early sodic-potassic alteration in the Pebble West zone and deeper parts of the Pebble East zone. High-grade copper-gold mineralization is associated with younger pyrophyllite- and sericite-bearing subtypes of advanced argillic alteration in the Pebble East zone. The deposit is surrounded by weakly mineralized quartz-sericite-pyrite alteration; in the upper center of the deposit quartz-illite-pyrite alteration is an illite-altered relict of a mostly eroded quartz-sericite-pyrite cap to the deposit.

Exploration

Historical

Cominco Alaska, a division of Cominco Ltd. now Teck ("Cominco (Teck)") began reconnaissance exploration in the Pebble region in the mid-1980s and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Gold was discovered in quartz veins of probable Tertiary age near the peak of Sharp Mountain. Grab samples of veins in talus ranged from 0.045 oz/ton Au to 9.32 oz/ton Au and 3.0 oz/ton Ag. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations from the Sill prospect and the Pebble discovery outcrop.

Geophysical surveys were conducted on the property between 1988 and 1997. An induced polarization ("IP") survey in 1989 at Pebble displayed response characteristics of a large porphyry-copper system. The surveys were dipole-dipole IP surveys which defined a chargeability anomaly about 31.1 square miles in extent within Cretaceous age rocks which surround the eastern to southern margins of the Kaskanak batholith. All known zones of mineralization of Cretaceous age on the Pebble property occur within the broad IP anomaly.

In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary evaluation was undertaken by Cominco (Teck) in 1991, and updated in 1992. Historical estimates of the mineral resources for the Pebble deposit were completed by Cominco (Teck), most recently in 2000.

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Northern Dynasty and Pebble Partnership

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000, providing an important geological framework for interpretation of other exploration data. A geological map of the Pebble deposit was also constructed but, due to a paucity of outcrop, was based solely on drill hole information. The content and interpretation of district and deposit scale geological maps have not changed materially from those presented in 2009 and 2010.

A number of geophysical surveys, including IP, magnetic and other survey types were completed by Northern Dynasty and the Pebble Partnership between 2001 and 2010 to test the Pebble deposit and other occurrences on the Pebble property. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples, outlining high-contrast, coincident anomalies in gold, copper, molybdenum and other metals in an area that measures at least 5.6 miles north-south by up to 2.5 miles east-west, with strong but smaller anomalies in several outlying zones. All soil geochemical anomalies lie within the 31.1 square mile IP chargeability anomaly. Limited surficial geochemical surveys were completed in 2010 and 2011.

Drilling

Extensive drilling totalling 1,042,218 ft has been completed in 1,355 holes on the Pebble Project. These drill programs took place during 19 of the 26 years from 1988 to 2013.

Northern Dynasty with its partners completed drilling for exploration, deposit delineation, engineering and environmental purposes between 2002 and 2013. Highlights from exploration and deposit delineation drilling since 2002 include:

  in 2002, drill testing of IP chargeability and multi-element geochemical anomalies outside of the Pebble deposit but within the larger and broader IP chargeability anomaly discovered the 38 Zone porphyry copper-gold-molybdenum deposit, the 52 Zone porphyry copper occurrence, the 37 Zone gold-copper skarn deposit, the 25 Zone gold deposit, and several small occurrences in which gold values exceeded 3.0 g/t.

  in 2003, drilling took place within and adjacent to the Pebble West zone and outside the Pebble deposit to test for extensions and new mineralization at four other zones, including the 38 Zone porphyry copper-gold-molybdenum deposit and the 37 Zone gold-copper skarn deposit.

  in 2004, 147 exploration holes were drilled in the Pebble deposit; the Pebble East zone is identified; the 308 Zone porphyry copper-gold-molybdenum deposit is discovered.

  in 2005 and 2006, drilling at Pebble East confirms its large size and higher grades of copper, gold and molybdenum.

  in 2007, 34 holes extend Pebble East to the northeast, northwest, south and southeast.

  in 2008, 31 delineation and infill holes were drilled at Pebble East. FMMUSA drilled seven exploration holes on land that is now controlled by the Pebble Partnership.

  in 2009 and 2010, delineation holes were drilled at the margins of Pebble West and exploration holes were drilled elsewhere on the property.

  in 2011 and 2012, holes drilled at the Pebble West zone indicate potential for resource expansion laterally and to depth; exploration targets were tested on the Kaskanak claims to the northwest and south of Pebble, and on the KAS claims further south.

Drilling for engineering (metallurgical and geotechnical) and environmental (hydrological) purposes began in 2004 and continued through 2013.

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The spatial distribution and type of holes drilled are illustrated below.

Figure 3 Location of Drill Holes – Pebble Project

Most of the footage on the Pebble Project was drilled using diamond core drills and the Pebble resource estimate was calculated exclusively from these holes. Many of the cored holes were advanced through overburden using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

Since early 2004, all Pebble drill core has been geotechnically logged. Over 69,000 measurements were made for a variety of geotechnical parameters on 735,000 ft of core drilling. Recovery is generally very good and averages 98.5% overall; two-thirds of all measured intervals have 100% core recovery. Additionally, all Pebble drill core from the 2001 through 2013 drill programs was photographed in a digital format.

All drill hole collars have been surveyed using a differential global positioning system. A digital terrain model for the site was generated by photogrammetric methods in 2004. All post-Cominco (Teck) drill holes have been surveyed downhole, typically using a downhole survey (single shot magnetic gravimetric) tool. A total of 989 holes were drilled vertically (-90°) and 192 were inclined from -42° to -85° at various azimuths.

A summary of drilling by various categories (operator, type, year and area) to the end of the 2013 exploration program are compiled in the table below. As shown in Figure 3 and Table 1 (East, West, Main), a large proportion of the drilling has been directed toward the Pebble deposit.

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Table 1 Summary of Drill Holes – Pebble Project

	No. of Holes	Feet	Metres
By Operator
Cominco (Teck) [1]	164	75,741.0	23,086
Northern Dynasty	578	495,069.5	150,897
Pebble Partnership [2]	606	465,957.7	142,024
FMMUSA	7	5,450.0	1,661
Total	1,355	1,042,218.2	317,668
By Type
Core [1,5]	1,132	1,023,297.6	311,901
Percussion [6]	223	18,920.6	5,767
Total	1,355	1,042,218.2	317,668
By Year
1988 [1]	26	7,601.5	2,317
1989 [1]	27	7,422.0	2,262
1990	25	10,021.0	3,054
1991	48	28,129.0	8,574
1992	14	6,609.0	2,014
1993	4	1,263.0	385
1997	20	14,695.5	4,479
2002	68	37,236.8	11,350
2003	67	71,226.6	21,710
2004	267	165,567.7	50,465
2005	114	81,978.5	24,987
2006 [3]	48	72,826.9	22,198
2007 [4]	92	167,666.9	51,105
2008 [5]	241	184,726.4	56,305
2009	33	34,947.5	10,652
2010	66	57,582.0	17,551
2011	85	50,767.7	15,474
2012	81	35,760.2	10,900
2013	29	6,190.0	1,887
Total	1,355	1,042,218.2	317,668

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	No. of Holes	Feet	Metres
By Area
East	141	446,379.3	136,056
West	443	351,986.7	107,286
Main [7]	101	10,674.7	3,254
NW	203	45,948.4	14,005
North	46	25,695.9	7,832
NE	10	1,097.0	334
South	98	50,262.5	15,320
25 Zone	8	4,047.0	1,234
37 Zone	7	4,252.0	1,296
38 Zone	20	14,221.5	4,335
52 Zone	5	2,534.0	772
308 Zone	1	879.0	268
Eastern	21	3,105.0	946
Southern	153	60,442.4	18,423
SW	51	9,337.8	2,846
Sill	39	10,445.5	3,184
Cook Inlet	8	909.5	277
Total	1,355	1,042,218.2	317,668

Notes to table:
1. Includes holes drilled on the Sill prospect.
2. Holes started by Northern Dynasty and finished by the Pebble Partnership are included as the Pebble Partnership.
3. Drill holes counted in the year in which they were completed.
4. Wedged holes are counted as a single hole including full length of all wedges drilled.
5. Includes FMMUSA drill holes; data acquired in 2010.
6. Percussion holes were drilled for engineering and environmental purposes. Shallow (<15 ft) auger holes not included.
7. Comprises holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.
Some numbers may not sum exactly due to rounding.

Sampling, Analysis and Security of Samples

The Pebble deposit has been explored by extensive core drilling, with 80,859 samples having been taken from drill core for assay analysis. Nearly all potentially mineralized Cretaceous core drilled and recovered has been sampled by halving in 10 ft lengths. Similarly, all core recovered from the Late Cretaceous to Early Tertiary cover sequence has also been sampled, typically on 20 ft sample lengths, with some shorter sample intervals in areas of geologic interest. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

Rock chips from the 223 rotary percussion holes were generally not sampled for assay analysis, as the holes were drilled for monitoring wells and environmental purposes. Only 35 samples were taken from the drill chips of 26 rotary percussion holes outside the Pebble deposit area, which were drilled for condemnation purposes.

Analytical work in 2002 and from 2004 to 2013 was completed by ALS Minerals Laboratories of North Vancouver, an ISO 9002 certified laboratory. Analytical work for the 2003 drilling program was completed by SGS Canada Inc. of Toronto, ON, an ISO 9002 registered, ISO 17025 accredited laboratory.

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Northern Dynasty maintained an effective Quality Control/Quality Assurance (“QA/QC”) program consistent with industry best practices, which was continued from 2007 to 2013 under the Pebble Partnership. This program is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has also been subject to independent review by Analytical Laboratory Consultants Ltd. and Nicholson Analytical Consulting. The analytical consultants provide ongoing monitoring, including facility inspection and timely reporting of the performance of standards, blanks and duplicates in the sampling and analytical program. The results of this program indicate that analytical results are of a high quality, suitable for use in detailed modelling and resource evaluation studies. The QA/QC sample types used in the program are described in the table below.

Table 2 Summary of Quality Control/Quality Assurance Sampling – Pebble Project

QC Code	Sample Type	Description	% of Total
MS	Regular Mainstream	Regular samples submitted for preparation and analysis at the primary laboratory.	90%
ST	Standard (Certified Reference Material)	Mineralized material in pulverized form with a known concentration and distribution of element(s) of interest. Randomly inserted using pre-numbered sample tags.	5% or 1 in 20
DP	Duplicate or Replicate	An additional split taken from the remaining pulp reject, coarse reject, ¼ core or ½ core remainder. Random selection using pre-numbered sample tags.	5% or 1 in 20
SD	Standard Duplicate	Standard reference sample submitted with duplicates and replicates to the check laboratory.	<1%
BL	Blank	Sample containing negligible or background amounts of elements of interest, to test for contamination.	1%

Core was boxed at the rig and transported daily by helicopter to the secure logging facility in Iliamna. Half cores remaining after sampling were replaced in the original core boxes and stored at Iliamna, AK in a secure compound. Crushed reject samples from the 2006 through 2013 analytical programs are stored in locked containers at Delta Junction, AK. Drill core assay pulps from the 1989 through 2013 programs are stored at a secure warehouse in Langley, BC.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit is based on approximately 59,000 assays obtained from 699 drill holes completed to the end of 2013. The resource tabulated below was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty.

The tabulation is based on copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

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Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Table 3 2014 Estimate of Mineral Resources – Pebble Deposit
Measured and Indicated Categories

Cut-off CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.66
0.4	0.66	508,000,000	0.34	0.36	180	1.68
0.6	0.77	279,000,000	0.40	0.42	203	1.84
1.0	1.16	28,000,000	0.62	0.62	302	2.27
Indicated
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42
Measured + Indicated
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section also uses the term "inferred mineral resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Table 4 2014 Estimate of Mineral Resources – Pebble Deposit Inferred Category

Cut-off CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79
1.0	1.20	360,000,000	0.69	0.45	377	2.27

The tabulated mineral resources are subject to the notes below:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred resources will ever be upgraded to a higher category.

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Copper equivalent calculations use metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone.

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	US$/oz	-	1540.00
	Copper	US$/lb	-	3.63
	Molybdenum	US$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

These mineral resource estimates may ultimately be affected by a broad range of environmental, permitting, legal, title, socio-economic, marketing and political factors commensurate with the specific characteristics of the Pebble deposit (including its scale, location, orientation and poly-metallic nature) as well as its setting (from a natural, social, jurisdictional and political perspective).

Mineral Processing and Metallurgical Testing

Metallurgical testwork for the Pebble Project was initiated by Northern Dynasty in 2003 and continued under the direction of Northern Dynasty until 2008. From 2008 to 2013, metallurgical testwork progressed under the direction of the Pebble Partnership.

Geometallurgical studies were initiated by the Pebble Partnership in 2008, and continued through 2012. The principal objective of this work was to quantify significant differences in metal deportment that may result in variations in metal recoveries during mineral processing. The results of the geometallurgical studies indicate that the deposit comprises several geometallurgical (or material type) domains. These domains are defined by distinct, internally consistent copper and gold deportment characteristics that correspond spatially with changes in silicate alteration mineralogy.

The first major distinction between domains is characterized by hypogene and supergene mineralization. Hypogene mineralization reflects the copper-, gold- and molybdenum-bearing minerals which precipitated from hot hydrothermal solutions when the deposit initially formed in the Cretaceous Period. In contrast, supergene mineralization represents modifications, mostly to the copper-bearing minerals present in the near-surface parts of the Pebble West zone, during a much more recent weathering phase of the deposit when it became exposed for a time at the surface of the earth. The second critical influence on metallurgical recoveries is related directly to different alteration assemblages that formed over time in different parts of the Pebble deposit.

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These alteration assemblages as listed in Table 5 include sodic potassic, illite-pyrite (described as quartz-illite-pyrite in Geological Setting and Mineralization above), K-silicate (potassic in Geological Setting and Mineralization), QSP (quartz-sericite-pyrite in Geological Setting and Mineralization), QP (pyrophyllite in Geological Setting and Mineralization) and sericite types. Each of these assemblages contains a distinct suite of minerals that precipitated from hydrothermal fluids under different conditions of temperature, pressure and chemical composition, and including, in some cases, differences in the types of copper- and gold-bearing minerals.

Recognition of the relationships between metallurgical behavior and mineralization styles and alteration assemblages provides significant technical advantages to further optimize metal recoveries in testwork, as well as to improve the future processing design in general on the Pebble Project. The samples selected for the comminution, copper-gold-molybdenum bulk flotation, and copper molybdenum separation testing were representative of the various types and styles of mineralization present at the Pebble deposit.

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with this analysis, with this type of deposit, and with the Pebble Project.

The test results on variable mineralization samples indicate that marketable copper and molybdenum concentrates can be produced with gold and silver contents that meet or exceed payable levels in representative smelter contracts.

Metal recoveries projected in the 2014 Technical Report and in the table below were based on the 103 locked-cycle (“LCT”) flotation tests, results of the variability samples, and associated gold leach testwork as well as sulphidization, acidification, recycling, and thickening (“SART”) tests. Table 5 below provides projected overall metal recoveries from varied mineralization domains, which include the flotation and gold plant recoveries.

Table 5 Projected Metallurgical Recoveries1 – Pebble Project

Domain	Flotation Recovery to Concentrate [2]				Gold Plant Recovery [3]			Overall Recovery
	Cu Con			Mo Con	SART	Doré
	Cu %	Au g/t	Ag g/t	Mo %	Cu %	Au g/t	Ag g/t	Cu %	Au g/t	Ag g/t	Mo %
Supergene:
Sodic Potassic	74.7	60.4	64.1	51.2	1.5	16.0	6.0	76.2	76.4	70.2	51.2
Illite Pyrite	68.1	43.9	64.1	62.6	3.9	26.8	6.0	72.1	70.7	70.2	62.6
Hypogene:
Illite Pyrite	86.4	43.9	64.1	73.2	1.9	26.1	6.0	88.3	70	70.2	73.2
Sodic Potassic	86.2	60.4	64.1	76.6	1.4	16.7	6.0	87.6	77.1	70.2	76.6
K Silicate	90.3	61.3	64.1	82.3	0.7	13.8	6.0	91	75.1	70.2	82.3
QP	94.3	65.0	64.1	80.1	1.4	14.4	6.0	95.6	79.4	70.2	80.1
Sericite	86.4	39.2	64.1	73.2	1.9	26.7	6.0	88.3	65.8	70.2	73.2
QSP	86	31.6	64.1	82.5	2.1	32.1	6.0	88.1	63.7	70.2	82.5

Notes to table:

1.	Silver recovery projection based on a dataset of 10 LCT samples

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2.	Flotation recovery to concentrate refers to metal recoveries to copper concentrate (Cu Con) and to molybdenum concentrate (Mo Con).

3.

Gold plant recovery refers to copper recovery to SART – sulphidization, acidification, recycling, and thickening process tests to recover copper from leaching circuit residue, as well as gold and silver recoveries to doré bar.

Environmental and Socioeconomic

The Pebble deposit is located on state land that has been specifically designated for mineral exploration and development. The project area has been the subject of two comprehensive land-use planning exercises conducted by the Alaska Department of Natural Resources (the “ADNR”), the first in the 1980s and the second completed in 2005. The ADNR identified five land parcels (including Pebble) within the Bristol Bay planning area as having “significant mineral potential,” and where the planning intent is to accommodate mineral exploration and development. These parcels total 2.7% of the total planning area (ADNR, 2005).

Environmental standards and permitting requirements in Alaska are stable, objective, rigorous and science-driven. These features are an asset to projects like Pebble that are being designed to meet U.S. and international best practice standards of design and performance.

Environmental Baseline Studies

Northern Dynasty and its partners carried out extensive field study programs from 2004 onward to characterize the existing physical, chemical, biological, and social environments in the Bristol Bay and Cook Inlet areas where the Pebble Project might occur. The Pebble Partnership compiled the data for the 2004-2008 study period into a multi-volume Environmental Baseline Document (“EBD”)2. These studies have been designed to:

  Fully characterize the existing biophysical and socioeconomic environment;

  Support environmental analyses required for effective input into Project design;

  Provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

  Provide the information required for stakeholder consultation and eventual mine permitting in Alaska; and,

  Provide a baseline for long-term monitoring of potential changes associated with mine development.

The baseline study program includes:

•	surface water	•	wildlife
•	groundwater	•	air quality
•	surface and groundwater quality	•	cultural resources
•	geochemistry	•	subsistence
•	snow surveys	•	land use
•	fish and aquatic resources	•	recreation
•	noise	•	socioeconomics
•	wetlands	•	visual aesthetics
•	trace elements	•	climate and meteorology
•	fish habitat – stream flow modeling	•	Iliamna Lake
•	marine

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3 Baseline data collecting and monitoring has continued since that time. The environmental baseline studies were continued during the period 2009 to 2014, and that information is being compiled into a supplementary EBD so that it can also be shared with state/federal agencies and the public as part of the future permitting process under NEPA.

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Potential Environmental Effects and Proposed Mitigation Measures

The application of sound engineering, environmental planning and best management practices, including compliance with existing US federal and state environmental laws, regulations and guidelines, will ensure that environmental issues associated with the development and operation of the Pebble Project can be effectively addressed and managed.

The major environmental components include air, water and terrestrial resources. During the preliminary stages of the Pebble Project, Northern Dynasty identified key environmental issues and design drivers that have formed the basis of baseline data collection, environmental and social analysis and continuing stakeholder consultations influencing the Pebble Project design. The scoping-level assessment has confirmed these as important issues and design drivers, and has identified mitigation measures for each. The key mitigation strategies for these drivers include:

  Water: development of a water management plan that maximizes the collection and diversion of groundwater, snowmelt and direct precipitation away from the mine site;

  Wetlands: avoidance and minimization of project effects on wetlands and implementation of a water management plan (in accordance with US Army Corp of Engineers guidelines and regulations) to protect wetlands;

  Aquatic habitats: development of a water management plan and habitat mitigation measures that includes strategies to effectively manage the release of treated water in compliance with anticipated regulatory requirements to sustain necessary downstream flows and to protect downstream fish habitat and aquatic environments;

  Air quality: implementation of air emissions and dust suppression strategies;

  Marine environment: minimize the port facility’s footprint in the intertidal zone, particularly in soft sediment intertidal areas; and

  Compensatory mitigation measures to ensure compliance with the Clean Water Act.

Direct integration of these and other appropriate measures into the Pebble Project design and operational strategies are expected to effectively mitigate possible environmental effects and minimize residual environmental effects associated with the construction, operation and eventual closure of any proposed mine at the Pebble Project.

Community Consultation and Stakeholder Relations

An active program of stakeholder outreach has also been undertaken at Pebble, and has included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices. Stakeholder outreach and community engagement is ongoing, although at a reduced scale commensurate with other project activities. As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

Previous Mine Planning Work

During the period 2007 to 2013, the Pebble Partnership expended hundreds of millions dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies involving engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. These costs are not reflected in the Company’s asset accounts as they were largely incurred by third parties or are required to be expensed. During this period, the Pebble Partnership was funded by the international mining company Anglo American which was at that time the owner of a 50% interest in the Pebble Project. These studies informed a preliminary economic assessment of the Project released by the Company in 2011.

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From 2011 to 2014 Northern Dynasty conducted two principal economic studies of the Pebble Project in parallel with the work done by Pebble Partnership and one subsequent to the departure of Anglo American from the Pebble Partnership. These studies have provided management with important information regarding factors that will impact on the economic viability of the Pebble Project and will enable management to refine the proposed mine plan for the Pebble Project as the Company moves forward with the permitting and development decision process for the Pebble Project.

These economic studies were warranted given that the Pebble Deposit has the ninth largest copper resource and the second largest gold resource in the world and is believed to be the largest undeveloped resource for both metals. It also contains significant quantities of molybdenum, a valuable metal used for steel alloys and silver, which has wide industrial and financial applications. The Measured and Indicated Resource portion of the Pebble Deposit is estimated to contain approximately 57 billion pounds of copper; 3.4 billion pounds of molybdenum, 344 million ounces of silver and 70 million ounces of gold. The Inferred Resource contains a further 24.5 billion pounds of copper, 2.2 billion pounds of molybdenum, 170 million ounces of silver and 37 million ounces of gold3.

Based on the significance of this undeveloped resource, the Company has considered various development alternatives for a mine plan for the Project. As with all mining projects, the development of the optimum mine plan is an iterative process that involves both technical and economic assessment of various mine plan scenarios which are refined, taking into consideration socio-economic factors and regulatory requirements as initial studies are completed and regulatory approvals are sought. The Company’s overall objective is to finalize a mine plan that seeks to provide an economic return balanced against financial and permitting risks. These factors would be evaluated within a final feasibility study for the Project. The economic studies that are described below represent the Company’s ongoing efforts in pursuing this potential mine formulation and assessment process. This economic and technical work has yielded significant information that has enhanced management’s technical, engineering and economic understanding of the Project. However, further work remains to be completed by the Company in order to achieve a finalized mine plan that the Company believes will support advancing to the stage of completing final feasibility studies in conjunction with a successful permitting application. The commercial viability and financial and economic robustness of the Project cannot be definitively established until a final mine design is selected and a positive final feasibility study is completed. Accordingly there can be no assurance that the Company’s development work will be successful in completing a positive feasibility study that is necessary to support a “development decision” to move forward with development of a mine at the Project.

A Preliminary Economic Assessment (“PEA”), was completed and disclosed in 2011 as a National Instrument 43-101 compliant Technical Report (the “2011 PEA”). This study was based on a similar analysis conducted by Pebble Partnership which demonstrated similar results as discussed below. Northern Dynasty has ceased referencing this study given its age and as the Company’s understanding of the most likely development scenario for the Project has evolved based the Company’s increased knowledge and understanding of the Project as well as the concerns raised about mine plan parameters that may need to be addressed in the mine that is actually proposed and permitted. Nevertheless the 2011 PEA remains instructive about financial and economic viability issues.

The 2011 PEA evaluated an open pit mine with a nominal daily mining rate of 235,000 tons of ore per day, using three different mine life scenarios: (i) a 25-year mine life (the “Investment Decision Case”, IDC); (ii) a 45-year mine life, which corresponded to the 2010 Value Seeking Phase (the “Reference Case”); and (iii) a 78-year mine life, presenting an open pit life of mine valuation (the “Resource Case”). The 2011 PEA estimated that the Pebble Project would have an initial project capital cost of approximately $5.8 billion, which was subsequently reduced to a net cost $4.7 billion, after considering third-party-provided infrastructure leased back to the project and precious metal streaming. For the 45-year Reference Case, the 2011 Preliminary Economic Assessment also estimated that the Pebble Project would yield a pre-tax NPV of approximately $6.1 billion, using a 7% discount rate, and a 14.2% pre-tax IRR. The pre-tax 25-year IDC and 78-year mine life Reference Case scenarios resulted in an estimated $3.8 billion NPV, using a 7% discount rate, and IRR of 13.4%, and a $6.8 billion NPV, using a 7% discount rate, and IRR of 14.5%, respectively.

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4 For further details on the mineral resources, see Mineral Resources above.

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Pursuant to the parameters of the 2011 Preliminary Economic Assessment, using a 45-year mine life, the Pebble Project was estimated to produce 30 billion pounds of copper, 30 million ounces of gold, and 1.4 billion pounds of molybdenum, 140 million ounces of silver, 1.2 million kilograms of rhenium and 907,000 ounces of palladium while mining only 32% of the mineral resource at the Pebble Deposit.

Assessing the economic viability of a mineral project is inherently uncertain give that a key driver of viability, future minerals prices, is always an estimate or assumption. The Company is of the view that the 2011 PEA economic analyses were reasonable at the time and believes they continue to inform an assessment of potential economic viability, appreciating that such an this assessment is always one involving probabilities and will be significantly influenced by the future metal prices assumed in the analysis. In considering the economic analysis included in the 2011 PEA, the Company notes that the metal prices used in the 2011 PEA were $2.50/lb copper, $1,050/oz gold, $13.50/lb molybdenum and $15/oz silver, whilst current long term consensus forecast prices are $2.99/lb copper, $1,300/oz gold, $8.00/lb molybdenum and $20/oz silver. The long term metal forecast prices, other than that for molybdenum are currently in excess of the prices used in the 2011 PEA, a further indication that the Pebble Project has the potential to demonstrate strong economic fundamentals when the feasibility study is completed.

Investors are cautioned that the 2011 PEA was a preliminary economic or “scoping” analysis that does not contain the level of mine plan or costing detail that would be included in either a preliminary feasibility study or a final feasibility study that would be necessary to make a determination of the existence of mineral reserves or for a production decision for the Project. In addition, the cost information used in the 2011 PEA will likely have changed, and will have to be reconsidered. In this context, investors should not assume that any of the results of the economic analysis are determinative of the current economics of the Project, but should consider the results of the PEA as informing management’s view that the Project has significant value and has prospects of demonstrating economic viability under various assumptions of future metal prices. Further refinement of the mine plan for the Project leading to feasibility studies on the Pebble Project is considered by management to be fully warranted.

The 2014 Technical Report did not attempt to build on this previous engineering work given that, unless and until there is resolution in the litigation with the EPA in regards to the possibility of permitting any kind of mine at Pebble, it is not appropriate for the technical report authors to use or build upon previously posited mine models or to make large dollar recommendations in furtherance of assessing the technical or economic feasibility of a potential mine at Pebble.

A second study which also touched on economics was conducted in 2012 (the “2012 Draft NDM Study”) in parallel to Pebble Partnership’s 2011 Pre-Feasibility work and followed similar parameters. This study was completed for management’s internal purposes, and not for publication and therefore utilized Inferred Resources which are not permitted under NI 43-101. The 2012 Draft NDM Study envisioned an open pit mine with elevated cut-off grades. The study reflected the macro economic conditions at the time, with greater capital costs that reflected escalated prices since the 2011 PEA but with a corresponding increase in the long term price for copper. This study also supported management’s belief as to the high likelihood that the Pebble Project would prove viable when the Project proceeded to a Feasibility Study.

Northern Dynasty commenced a third study in 2014 which was to be completed in compliance with National Instrument 43-101 but was not finalized due to the EPA’s initiation of a CWA 404(c) regulatory action (“the 2014 Draft NDM Study”). Capital cost factors were similar to those used in the 2012 Draft NDM Study, as were the metal prices. Although not completed, this study again provides support for the possibility that the Pebble Project would prove viable when the Project proceeds to the feasibility study stage. A technical report updating geological information was completed in 2014 and filed at www.sedar.com but this report did not consider project economics.

The 2014 Technical Report did not attempt to build on this previous engineering work given that, unless and until there is resolution in the litigation with the EPA in regards to the possibility of permitting any kind of mine at Pebble, it is not appropriate for the technical report authors to use or build upon previously posited mine models or to make large dollar recommendations in furtherance of assessing the technical or economic feasibility of a potential mine at Pebble.

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The 2011 PEA, 2012 Draft NDM Study and the 2014 Draft NDM Study continue to be relevant as the material components informing management’s belief that the continued refinement of the mine plan for the Pebble Project is warranted and that there is a solid basis for pursuing a feasibility study on the Pebble Project. The Company has gained important information on the sensitivity of the economics of the Pebble Project during the course of completing these economic studies. This information includes a better understanding of the factors that impact on the capital and operating costs of the Pebble Project, including the relationships between the sizes of the processing plant and various capital and operating costs and product rates and recoveries and resulting impacts the economic viability of the Project. This information will enable the Company to continue to refine the mine plan for the Pebble Project with the objective of ultimately moving to the feasibility study phase. This development work was largely ceased in 2014 as the Company has had to shift its focus to reversing the EPA’s proposed 404(c) veto. Accordingly, the Company has not made any decision on the mine development plan (mine size, throughput, mine life etc.) that it presumes it will be able to submit for permitting under NEPA in the event the Company is allowed to move forward with permitting of the Pebble Project. The final mine development may differ substantially from that set out in the 2011 PEA.

Management believes the Pebble deposit provides a great deal of optionality in the development of the Project. The scale of the deposit enables a mine to be developed in a wide range of sizes. The deposit outcrops, which enables early development with a very low strip ratio. A portion of this near surface material is also of higher grade, further enhancing the development opportunities. The eastern portion of the deposit is buried but its dimensions create an opportunity for a large, relatively low strip ratio pit. The deposit does not rely on value from only one or two products, but has multiple metals of interest. This, combined with the scale, should allow mine operators the luxury of revising the plan to accommodate future swings in metal prices. The Pebble property is very large with numerous identified mineral showings. While current plans envision open pit mining, management believes the opportunity to develop an underground mine to exploit the eastern part of the deposit still remains.

C.   Plans For 2017

The Company’s business objectives in 2017 are to:

  continue to advance the Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action with the goal that the Pebble Project will be able to initiate federal and state permitting under the NEPA unencumbered by any extraordinary development restrictions imposed by the EPA.

  maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

  if either the Multi-dimensional Strategy is successful or the EPA changes it position with the result that permit applications can proceed, prepare documentation to initiate federal and state permitting under the CWA and the NEPA. In the event permit applications can proceed, the Company plans to undertake environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan, in order to prepare documentation to initiate federal and state permitting;

  maintain the Pebble Project and Pebble claims in good standing; and

  continue to seek potential partner(s) to further advance the Pebble Project.

The current Multi-dimensional Strategy may be impacted by the change in the leadership of the EPA that was completed in the first quarter of 2017 as a result of the new federal administration in Washington, DC. Through the Pebble Partnership, the Company has had preliminary discussions with certain members of the new administration and believes, based on these discussions and other public statements, that there is a possibility that the new leadership of the EPA will reconsider its position with respect to the EPA’s previously proposed pre-emptive action under Section 404(c) of the CWA. This would allow the Pebble Project to proceed with the permitting process. These discussions are, however, not binding and there is no assurance that this change of leadership will result in the EPA reversing its position. In addition, on February 22, 2017, the US House Committee on Science, Space and Technology recommended that the new EPA Administrator rescind the federal agency’s pre-emptive Section 404(c) action. As of the date of this AIF, there has not yet been a formal response to this recommendation.

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On October 27, 2016, the Pebble Partnership and the EPA (“the parties”) filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under the Federal Advisory Committee Act (“FACA”) as described in 12 Legal below. To date, no mediator has been appointed in these mediation proceedings. On December 30, 2016, the parties filed a joint Notice in federal court staying the ongoing FACA litigation until March 20, 2017 and, on that date, the parties filed a Joint Motion in federal court to extend a stay of proceedings in ongoing litigation under FACA to May 4, 2017 in the interest of resolving the matter.

The Company has made substantial progress in recent discussions with the EPA and intends to continue negotiating the matter directly, rather than through mediation. Government representatives are actively engaged in these discussions and, along with the Pebble Partnership, are focused on achieving a resolution that will be agreeable to both parties. In the meantime, the Court’s Preliminary Injunction of November 25, 2014, will remain in effect for the duration of any stay.

At this time, the Pebble Partnership is still planning to remain engaged in direct discussions, including possible mediation with the EPA. There can also be no assurance of the results of the discussion and possible mediation with the EPA. In the event that there is a change in the EPA’s position that results in Pebble being able to proceed into the permitting process, it is anticipated that (i) the Multi-dimensional Strategy will change, as the key objective of this strategy will have been met, however, political and stakeholder outreach efforts will continue; (ii) the Pebble Partnership will execute technical studies and prepare documentation to initiate applications for federal and state permitting under the CWA and the NEPA; and (iii) the Company may re-direct some of its efforts on the Multi-dimensional Strategy to these permitting activities. In the event that there is no change in the EPA position, then the Multi-dimensional Strategy and the related discussion and possible mediation proceedings with the EPA will continue. Even if the dealings with the EPA are successful and the permitting process for the Pebble Project commences, there can be no assurance that the permits required to build and operate the Pebble Project will be successfully secured.

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D.   Organizational Structure

Structure as at December 31, 2016:

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E.   Property, Plant and Equipment

The Company’s principal property is the Pebble Project, as discussed A. above.

The Company has approximately $550,000 in plant and equipment primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed in the accompanying audited financial statements.

F.   Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

In The Event That We Are Unsuccessful In Our Litigation Against The EPA, The EPA Refuses to Withdraw Its Regulatory Action Or We Are Otherwise Unable To Reach A Settlement With The EPA, We May Never Be Able To Proceed With Permitting With Respect To The Pebble Project.

The principal risk currently facing the Company is that we may be unable to resolve our ongoing issues with the EPA with respect to its pre-emptive regulatory action under Section 404(c) of the CWA. While we believe our position has merit, the proceedings have been lengthy and have required us to expend substantial funds and time.

There is no assurance that there will be any change in the position taken by the EPA with respect to its pre-emptive regulatory action under Section 404(c) of the CWA resulting from the new federal administration in Washington DC and the resulting change in the leadership of the EPA.

There has recently been a change in the leadership of the EPA resulting from the appointment of a new administrator of the EPA by the new federal administration in Washington, DC. There is no assurance that this change of leadership will result in the EPA reversing its position with respect the EPA’s preemptive regulatory action under Section 404(c) of the CWA or otherwise enable the Company to proceed with its permit application process. The Company can provide no assurance with respect to the reaching or timing of a resolution, if any, with the EPA or with respect to other matters relating to the EPA. Even if the current issues with the EPA are resolved, there is no assurance that the Company will be successful in obtaining the required permits to proceed with the development of the Pebble Project.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project

Notwithstanding any possible negotiated or other settlement with the EPA or a change in the EPA’s position that enables us to proceed with our permit applications, the Company may ultimately be unable to secure the necessary permits under United States (“US”) Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and likely size. Accordingly, there is no assurance that the Company will obtain the required permits even if the current issues with the EPA are resolved and the Company is able to proceed with the permit application process. In the ordinary course the Company’s permitting process would first involve filing CWA 404 permit applications with the US Army Corps of Engineers, which would trigger an EIS process under NEPA. The EIS process under NEPA, and the requirement for the Company to secure a broad range or other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

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Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed ("BBW"). The BBW is an important wildlife and salmon habitat area. The EPA has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at Pebble. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

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Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty Has No History Of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements Have Been Prepared Assuming Northern Dynasty Will Continue on a Going Concern Basis.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2016, Northern Dynasty had working capital of approximately $6.4 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required to pursue any material work programs at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’s Only Mineral Property Interest, the Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore May Cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce Its Ability to Obtain New Financing.

The Pebble Project is Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

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If Prices for Copper, Gold, Molybdenum and Silver Decline, Northern Dynasty May Not Be Able to Raise the Additional Financing Required to Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities.

Mining is Inherently Dangerous and subject to Conditions or Events beyond the Company’s control, which could have a Material Adverse Effect on the Company’s Business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements Could Significantly Increase the Costs of Developing the Pebble Project and Could Delay these Activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

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Changes in Government Regulations or the Application Thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project. Refer to further discussion in Item 12 Legal Proceedings.

Litigation

The Company is currently and may in future be subject to legal proceedings, including with regard to actions in Item 12 Other Matters in the development of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it will likely have a material adverse effect on the Company.

Northern Dynasty is Subject to Many Risks that Are Not Insurable and, as a Result, Northern Dynasty Will Not Be Able to Recover Losses Through Insurance Should Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of Key Personnel that It Engages to Undertake Its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or Be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. ("HDSI"). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

2016 Annual Information Form	P a g e | 37

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Item 6.        Dividends

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

Item 7.        Description of Capital Structure

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 270,869,561 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2016. As of March 28, 2017, there were 298,787,573 common shares issued and outstanding as fully paid and non-assessable. The audited consolidated annual financial statements provide share issuances effected by Northern Dynasty and the weighted average issue price for shares since January 1, 2016.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

Northern Dynasty has entered in registration rights agreements with certain United States shareholders as part of past financing activities. See the Company’s US public filings at www. sec.gov.

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Item 8.        Market for Securities Trading Markets

Northern Dynasty's common shares have been listed in Canada on the TSX since October 2007, under the symbol NDM.

The Company's common shares have traded in the U.S. on NYSE MKT (formerly AMEX), since November 2004, under the symbol NAK.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX and on the NYSE MKT. Share trading information is available through free internet search services (for example, for TSX, refer to www.tmxmoney.com, enter NDM.TO. For NYSE MKT, use the following: https://www.nyse.com/listings_directory/stock, enter NAK).

Fiscal Year Ended December 31,	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
2016	3.12	0.28	775,654	2.50	0.20	1,295,079
2015	0.83	0.37	55,058	0.72	0.28	103,728
2014	1.85	0.38	56,803	1.70	0.32	204,562
2013	4.19	1.07	75,913	4.26	1.00	271,510
2012	8.13	2.23	116,593	8.19	2.20	269,042
2011	21.50	5.16	252,154	21.76	4.87	612,224

Fiscal Quarter	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
Q4 2016	3.12	0.71	1,402,529	2.50	0.54	2,862,494
Q3 2016	1.48	0.39	1,186,214	1.16	0.30	1,871,322
Q2 2016	0.57	0.37	314,544	0.48	0.28	258,189
Q1 2016	0.52	0.28	207,582	0.39	0.20	159,575
Q4 2015	0.58	0.38	76,251	0.31	0.29	108,597
Q3 2015	0.67	0.37	34,517	0.36	0.30	93,941
Q2 2015	0.54	0.38	25,070	0.37	0.34	109,776
Q1 2015	0.83	0.45	85,348	0.40	0.36	102,643

Last twelve months	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
February 2017	4.46	1.81	5,566,474	3.41	1.37	16,064,595

2016 Annual Information Form	P a g e | 39

Last twelve months	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
January 2017	4.54	2.30	3,270,386	3.45	1.72	8,633,185
December 2016	3.12	1.54	2,104,690	2.50	1.14	4,300,424
November 2016	2.08	0.93	1,506,545	1.55	0.70	1,983,952
October 2016	1.39	0.71	585,785	1.04	0.54	1,290,186
September 2016	1.17	0.87	497,048	0.90	0.67	879,252
August 2016	1.48	0.74	1,965,300	1.16	0.55	3,221,387
July 2016	0.76	0.39	1,051,010	0.58	0.30	1,349,170
June 2016	0.48	0.37	260,832	0.38	0.28	227,623
May 2016	0.55	0.40	315,938	0.45	0.30	210,110
April 2016	0.57	0.38	369,424	0.48	0.29	338,276
March 2016	0.52	0.41	281,955	0.39	0.30	199,300

Item 9.        Escrowed Securities

Following the Company’s acquisition of Mission Gold Ltd. on December 24, 2015 there are currently 1,628,671 common shares in the capital of the Company held in escrow pursuant to TSX-V value escrow agreements and supplemental escrow agreements dated February 13, 2013 among Delta Gold Corporation, a predecessor company to Mission Gold Ltd. (the “issuer”), Olympia Trust Company and the holders of the escrowed shares.

In addition to the applicable TSX-V time-based release conditions, the supplemental escrow agreements provide, among other things, that the escrowed shares shall not be released from escrow until the issuer has obtained requisite permits authorizing exploration and development activities at the issuer’s Imperial Project which would allow the issuer to complete the drilling component of the Phase 1 recommended work program as set out in the issuer’s filing statement dated December 28, 2012. The issuer has provided to the TSX-V written notice that it has sufficient time to raise funds and to incur costs and expenses to meet its contractual obligations in respect of expenditures required to be incurred on the issuer’s Imperial Project pursuant to applicable contractual obligations and the TSX-V has consented to the release.

Except as outlined above, there are no shares of Northern Dynasty held in escrow.

Item 10        Directors and Officers

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. Where shown the reference to "CEO" refers to "Chief Executive Officer" and "CFO" to "Chief Financial Officer".

2016 Annual Information Form	P a g e | 40

Name	Position	Director or Officer Since
Desmond M. Balakrishnan Vancouver, BC, Canada	Director	December 2015
Steven A. Decker (2)(4) Sherman Oaks, CA, United States	Director	March 2016
Robert A. Dickinson Lions Bay, BC, Canada	Chairman of the Board and Director	June 1995
Gordon B. Keep (3) Vancouver, BC, Canada	Director	October 2015
David C. Laing (3)(4) Vancouver, BC, Canada	Director	May 2016
Christian Milau (2)(4) Vancouver, BC, Canada	Director	May 2016
Kenneth W. Pickering (2)(3) Chemainus, BC, Canada	Director	September 2013
Marchand Snyman West Vancouver, BC, Canada	CFO	August 2008
Ronald W. Thiessen West Vancouver, BC, Canada	President, CEO and Director	November 1995
Trevor Thomas Vancouver, BC, Canada	Secretary	February 2008
Bruce Jenkins Vancouver, BC, Canada	Senior Vice President, Corporate Development	June 2004
Stephen Hodgson Vancouver, BC, Canada	Vice President Engineering	March 2005
Sean Magee North Vancouver, BC, Canada	Vice President Public Affairs	October 2006
Doug Allen Vancouver, BC, Canada	Vice President Corporate Communications	June 2012

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	Member of the Audit and Risk Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Governance Committee.

As at March 28, 2017, the directors and officers of Northern Dynasty, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 10,643,239 common shares (3.56%), or (7.63%) on a diluted basis.

Biographical information

The following is the biographical information on each of the persons listed above:

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. McMillan serves as the Company’s Canadian attorneys. He has been lead counsel on over $500 million in financing transactions and in mergers and acquisitions aggregating in excess of $1 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

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Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	December 2015	Present
Aroway Energy Inc.	TSX-V	Director	July 2010	Present
Big Sky Petroleum Corporation	TSX-V	Director	November 2011	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
Electric Metals Inc.	TSX-V	Secretary	June 2009	September 2013
Hillcrest Petroleum Ltd.	TSX-V	Secretary	January 2008	August 2015
Network Exploration Ltd.	TSX-V	Secretary	May 2008	Present
Petro Basin Energy Corp.	TSX-V (NEX)	Director	February 2012	Present
Poydras Gaming Finance Corp.	TSX-V	Secretary	April 2010	May 2014
Red Rock Capital Corp.	TSX-V (NEX)	Director	February 2012	Present
Shelby Ventures Inc.	TSX-V (NEX)	Director	December 2010	Present
Yankee Hat Minerals Ltd.	TSX-V	Secretary	January 2005	November 2012

Steven A. Decker, CFA – Director

Mr. Decker is a Chartered Financial Analyst® charterholder with more than 20 years of investment experience as an Analyst and Portfolio Manager. He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	March 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program. Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

2016 Annual Information Form	P a g e | 42

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Curis Resources Ltd.	TSX	Director	November 2010	November 2012
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
		Chairman	June 2011	January 2013
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	December 2011	November 2012
Taseko Mines Limited	TSX, NYSE MKT	Director	January 1991	Present

Gordon B. Keep, B.Sc., MBA, P.Geo. – Director

Gordon Keep is a Professional Geologist with extensive business experience in investment banking and creating public natural resource companies. Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm. He also serves as an officer and/or director for several natural resource companies. He holds a B.Sc. in Geological Science from Queen's University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	October 2015	Present
Cannon Point Resources Ltd.	TSX-V	CEO and Director	July 2009	April 2013
Tekmodo Industries Inc. (previously CarbonOne Technologies Inc.)	TSX-V	Director	July 2015	January 31, 2017
Catalyst Copper Corp.	TSX-V	Director	April 2008	May 2016
Eastern Platinum Limited	TSX, JSE	Director	November 2003	July 2016
Encanto Potash Corp.	TSX-V	Director	December 2008	Present
		Chairman	October 2009	Present
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
Pacific Topaz Resources Ltd.	TSX-V (NEX)	CFO and Secretary	March 2011	April 2013
Peregrine Diamonds Ltd.	TSX	Director	February 2005	July 2015
Petroamerica Oil Corp.	TSX-V	Secretary	January 2008	August 2014
Petromanas Energy Inc.	TSX-V	Director	August 2010	May 2016
PNO Resources Ltd.	TSX-V (NEX)	President and Director	July 2007	April 2013
Prima Columbia Hardwood Inc.	TSX-V	Director	July 2007	June 2013
Renaissance Oil Corp.	TSX-V	Director	September 2014	Present
Royce Resources Corp.	TSX-V (NEX)	CFO and Secretary	March 2011	April 2013
Rusoro Mining Ltd.	TSX-V	Director	July 2016	Present

2016 Annual Information Form	P a g e | 43

Company	Name of Market	Positions Held	From	To
Sandspring Resources Ltd.	TSX-V	Director	March 24, 2017	Present
Skyridge Resources Ltd.	TSX-V (NEX)	Director	December 2007	April 2013
Tapango Resources Ltd.	TSX-V (NEX)	CFO and Secretary	February 2007	April 2013
Uracan Resources Ltd.	TSX-V	Director	November 2003	Present

David Laing, BSc Mining Engineering – Director

Mr. Laing is a Mining Engineer with 40 years’ experience in mining operations, projects, engineering studies, mining finance, investor relations, mergers and acquisitions, corporate development, and company building. Mr. Laing is currently the Chief Operating Officer (“COO”) and a Director of Luna Gold Corp. Prior to that, he was the COO of True Gold Mining Inc. Prior to joining True Gold, Mr. Laing was COO and led the origination and execution of stream financing transactions of Quintana Resources Capital ULC, a base metals streaming company. He was also one of the original executives of Endeavour Mining Corporation as the group grew from one mine in Burkina Faso to a 500,000 ounce gold producer in West Africa. Mr. Laing was an integral part of the acquisition and integration of three junior gold producers and led the feasibility of a fourth project, in Burkina Faso. Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton and Royal Dutch Shell's mining business.

Mr. Laing is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2016	Present
Arian Silver Corporation	LSE	Director	December 2014	July 2015
Aton Resources Inc.	TSX-V	Director	May 2016	Present
CB Gold Inc.	TSX-V	Director	April 2014	August 2015
Catalyst Copper Corp.	TSX-V	President, CEO and Director	March 2014	August 2014
Fortuna Silver Mines Inc.	TSX, NYSE	Director	September 2016	Present
KBL Mining Limited	ASX	Director	March 2015	January 2016
Luna Gold Corp. [2]	TSX	COO and Director	August 2016	Present
Sandspring Resources Ltd.	TSX-V	Director	August 2015	Present
True Gold Mining Inc. [1]	TSX-V	COO	July 2015	April 2016

Note:

1.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.
2.	The Company has announced it is entered into an agreement to merge with TSX-V listed JDL Gold Corp.

Christian Milau, CPA, CA, CPA (Illinois) – Director

Mr. Milau is is a Chartered Professional Accountant (Chartered Accountant). Mr Milau is Chief Executive Officer ("CEO") and Director of Luna Gold Corp. Prior to this he was President and CEO of True Gold Mining Inc. and negotiated and closed its sale to Endeavour Mining Corporation ("Endeavour"), where previously he served as Executive Vice President and CFO. While at Endeavour, Mr. Milau played a leading role in Endeavour’s acquisition, financing, development, and operation of four gold mines in Burkina Faso, Côte d’Ivoire, Ghana and Mali. Mr. Milau has finance and capital markets experience as well as operational, government and stakeholder relations experience in West Africa, including successfully negotiating with governments on various mining conventions and tax matters. Prior to these recent roles, Mr. Milau was Treasurer of New Gold Inc. during the company’s high growth period from 2008 to 2011 when he was involved in the financing and construction of the New Afton mine in British Columbia.

2016 Annual Information Form	P a g e | 44

Mr. Milau is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2016	Present
Endeavour Mining Corporation	TSX	Executive Vice President and CFO	April 2011	March 2015
Luna Gold Corp. [2]	TSX	CEO and Director	August 2016	Present
Plateau Uranium Inc.	TSX-V	Director	June 2016	Present
True Gold Mining Inc.[1]	TSX-V	President, CEO and Director	March 2015	May 2016
Note:
1.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.
2.	The Company has announced it is entered into an agreement to merge with TSX-V listed JDL Gold Corp.

Kenneth W. Pickering., PEng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Marchand Snyman, CA (SA), CA (Aust.) – Chief Financial Officer

Marchand Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants. He is a director and Chief Operating Officer of HDI and a director of HDSI.

Mr. Snyman has over 18 years of experience in the mining sector. Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA, prior to joining HDI in 2006. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

2016 Annual Information Form	P a g e | 45

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	August 2008	February 2016
		CFO	August 2008	Present
Heatherdale Resources Ltd.	TSX-V	CFO	November 2009	April 2012
Northcliff Resources Ltd.	TSX	Director and Chairman	January 2013	Present

Ronald W. Thiessen, FCPA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Public Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Detour Gold Corporation	TSX	Director	July 2006	May 2012
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	October 1993	June 2013
		Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1993	Present
		Chairman	May 2006	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. Prior to joining HDI, he served as in-house legal counsel with Placer Dome Inc. Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Secretary	February 2008	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Secretary	February 2008	Present
Curis Resources Ltd.	TSX	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	TSX-V	Secretary	June 2013	Present

2016 Annual Information Form	P a g e | 46

Company	Name of Market	Positions Held	From	To
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Secretary	June 2013	Present
Rathdowney Resources Ltd.	TSX-V	Secretary	March 2011	Present
Rockwell Diamonds Inc.	TSX, OTCBB, JSE	Secretary	February 2008	September 2012
Taseko Mines Limited	TSX, NYSE MKT	Secretary	July 2008	Present

Bruce Jenkins – Senior Vice President, Corporate Development

Bruce Jenkins is an environmental and government relations executive with more than 40 years of experience in project and corporate management. He supports the Pebble Partnership and helps guide environmental studies, mitigation planning and permitting activities. Mr. Jenkins is also Executive Vice President of Environment and Sustainability for Hunter Dickinson Inc.

Stephen Hodgson – Vice President, Engineering

Stephen Hodgson is a professional engineer with over 35 years of experience in mine operations, mine development and project engineering. He is also Executive Vice President of Engineering for Hunter Dickinson Inc.

Mr. Hodgson is, or was within the past five years, a director of the following public companies:

Company	Name of Market	Positions Held	From	To
Rathdowney Resources Ltd.	TSX-V	Director	December 2011	August 2014

Sean Magee – Vice President, Public Affairs

Sean Magee is a former journalist and speech writer with more than 25 years communications experience. His experience and expertise spans the fields of government and stakeholder relations, community and First Nations/Native engagement, media relations, crisis and issues management. He has played a central role at Pebble for more than a decade. Mr. Magee has had a working relationship with Hunter Dickinson Inc. for more than 15 years and is currently HDI's Executive Vice President of Strategic Communications and Public Affairs.

Doug Allen – Vice President, Corporate Communications

Doug Allen is an asset management industry specialist with more than 30 years of experience on both the sell-side and the buy-side of the investment industry. His experience includes extensive investment work in the mining industry. Mr. Allen serves as the primary liaison between the broker-dealer and asset management industries and the Company.

Committees of the Board of Directors

The following committees have been established by the members of Northern Dynasty’s board of directors:

2016 Annual Information Form	P a g e | 47

Committee	Membership
Audit and Risk Committee	Christian Milau (Chair) Steven Decker Kenneth Pickering
Compensation Committee	Gordon Keep David Laing Kenneth Pickering (Chair)
Nominating and Governance Committee	David Laing (Chair) Christian Milau Steven Decker

The mandate of each of these committees is more particularly described in Northern Dynasty’s Corporate Governance Policies and Procedures Manual available on the Company’s website at: www.northerndynastyminerals.com.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. ("GBG"), a company on whose board Mr. Thiessen formerly served, became insolvent and was liquidated commencing in September 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned in June 2013.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of "corporate opportunity". In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

Item 11.      Promoters

Not applicable.

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Item 12.      Legal Proceedings and Regulatory Actions

Legal Proceedings

The Environmental Protection Agency and the Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the CWA to prohibit discharges of dredged or fill material in waters of the US within these drainages. However, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence, would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for over a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document (further described under Environmental Baseline Studies above).

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA permitting process. All submissions prepared by Northern Dynasty and the Pebble Partnership with respect to the EPA’s BBWA and CWA 404(c) regulatory action can be found on Northern Dynasty’s website.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". A list of these peer review documents can be found on the Company’s website.

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

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Preliminary Injunction

In late May 2014, the Pebble Partnership filed suit in the US District Court for Alaska and sought an injunction to halt the pre-emptive regulatory action initiated by the EPA under the CWA, asserting that, in the absence of a permit application, the action exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, a US federal court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. This appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the CWA.

Proposed Determination

On July 18, 2014, EPA Region 10 announced a "Proposed Determination" to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the formal submission of a development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership believe the Proposed Determination is flawed and unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

Federal Advisory Committee Act ("FACA") action

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the FACA due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the BBWA, and with respect to its unprecedented pre-emptive regulatory action under the CWA. On September 24, 2014, the US federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404(c) regulatory action with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, a US federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the BBWA and subsequent 404(c) regulatory action violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. Granting of a preliminary injunction also reflects the court’s view that PLP has a likelihood of prevailing on the merits of its case. On June 4, 2015, the federal court in Alaska issued an order denying the EPA’s motion to dismiss this case.

The Pebble Partnership has filed numerous requests for production of documents and has received tens of thousands of documents produced by the EPA. The Pebble Partnership has also served a number of notices of depositions for current and former EPA employees, EPA contractors and relevant third parties. More than a dozen depositions of EPA witnesses have been completed. Additionally, the Pebble Partnership has asked the Court to compel the Agency and certain third parties to produce documents that are relevant to its FACA claims and that are being improperly withheld. Should the Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the BBWA as part of the administrative record for any regulatory action at the Pebble Project.

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Mediation

On October 27, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under FACA.

On December 30, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court staying the ongoing FACA litigation until March 20, 2017 and, on that date the Pebble Partnership and EPA filed a Joint Motion in federal court to extend a stay of proceedings in ongoing litigation under FACA to May 4, 2017 in the interest of resolving the matter.

To date, no mediator has been appointed as the Company has made substantial progress in recent direct discussions with the EPA and intends to continue negotiating the matter directly, rather than through mediation. Government representatives are actively engaged in these discussions and, along with the Pebble Partnership, are focused on achieving a resolution that will be agreeable to both parties. In the meantime, the Court’s Preliminary Injunction of November 25, 2014, will remain in effect for the duration of any stay.

Freedom of Information Act ("FOIA") action

On October 14, 2014, the Pebble Partnership filed suit in federal district court in Alaska charging that EPA has violated the FOIA by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the CWA. The EPA moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership opposed the government’s motion, pointing out several deficiencies in the EPA’s search parameters and the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the US federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in-camera review of the sample and test the merits of EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. The Court agreed, concluding that it had "no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in-camera review. After this review, the Court issued an order resolving Pebble’s challenges to the remaining withholdings and forcing EPA, yet again, to produce additional documents that the agency had been improperly withholding for over two years.

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Office of the EPA Inspector General (“OIG”) review

Counsel for Northern Dynasty and the Pebble Partnership has submitted numerous letters to the independent OIG since January 2014, raising concerns of apprehension of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the OIG announced that it would investigate the EPA’s conduct in preparing An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska, "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska." On January 13, 2016, the OIG published its report (the "OIG Report"). While acknowledging significant “scope limitations” in its review and subsequent OIG Report, the OIG concluded that: “we found no evidence of bias in how the EPA conducted its assessment of the Bristol Bay watershed, or that the EPA pre-determined the assessment outcome,” but that an EPA Region 10 employee may have been guilty of “a possible misuse of position.”

Several other investigations of EPA conduct at Pebble contradict the OIG Report. The US Congress’ House Committee on Oversight and Government Reform found “that EPA employees had inappropriate contact with outside groups and failed to conduct an impartial, fact-based review of the proposed Pebble mine.” In addition, a report by former United States Senator and Defense Secretary William S. Cohen and his firm (further described below), said their investigation “raise(s) serious concerns as to whether EPA orchestrated the process to reach a pre-determined outcome; had inappropriately close relationships with anti-mine advocates; and was candid about its decision-making process.”

The findings of the OIG Report are not expected to materially affect the Pebble Partnership’s strategy for addressing the EPA’s CWA Section 404(c) regulatory action. The Company remains confident that the Pebble Project will ultimately enter federal and state permitting unencumbered by any extraordinary development restrictions.

Cohen report

In March 2015, William Cohen and his firm, The Cohen Group, assisted by the law firm DLA Piper, was retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay watershed. Secretary Cohen was requested to evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as a senior government official, as well as his 24 years as a member of the US Senate and House of Representatives.

A team of independent investigators employed by The Cohen Group and DLA Piper reviewed thousands of documents secured through FOIA requests and interviewed approximately 60 individuals involved with the EPA or its review of the Pebble Project. On October 6, 2015, Mr. Cohen released his report entitled Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection with its Evaluation of Potential Mining in Alaska’s Bristol Bay Watershed. The report stated the conclusion of Mr. Cohen that he did not believe the EPA used the "fairest and most appropriate process" in its proposed pre-emptive regulatory action under the CWA 404(c).

Mr. Cohen urged policymakers to require that the permitting process under NEPA and the regulations developed by the Council on Environmental Quality (the "Permit/NEPA Process") be followed. Mr. Cohen commented that the Permit/NEPA Process is more comprehensive than the pre-emptive Section 404(c) action employed by the EPA and he could find no valid reason why that process was not used.

The Cohen report also raised a number of concerns about the EPA’s Bristol Bay Watershed Assessment study and the CWA Section 404(c) regulatory action, including possible prejudice and pre-determination of outcomes by the EPA, inappropriately close relationships between certain EPA officials and anti-mine advocates, EPA’s candor with respect to certain actions it took, lack of consistency between the BBWA and the proposed determination, and lack of cooperation by EPA personnel with respect to Congressional queries and FOIA requests.

Northern Dynasty does not consider the Cohen report to constitute an "expert’s" report but rather considers it to constitute an informed view of the Company’s treatment by the EPA expressed by a person familiar with governmental due process goals. Mr. Cohen has appeared before a Congressional committee (House Committee on Science, Space and Technology) with respect to the findings in his report.

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US House Committee on Science, Space and Technology

On February 22, 2017, the US House Committee on Science, Space and Technology Chairman Lamar Smith sent a letter to the EPA Administrator Scott Pruitt recommending that “the incoming Administration rescind the EPA’s proposed determination to use Section 404(c) in a pre-emptive fashion for the Pebble Mine in Bristol Bay, Alaska. This simple action will allow a return to the long-established Clean Water Act permitting process and stop attempts by the EPA to improperly expand its authority. Moreover, it will create regulatory certainty for future development projects that will create jobs and contribute to the American economy.” Multi-dimensional Strategy In summary, in 2016 the Pebble Partnership has advanced a Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA. The goal is to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA, including:

  challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the CWA prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

  alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the CWA regulatory action; and

  alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under FOIA.

In 2017, the Company intends to continue with the Multi-dimensional Strategy and the Pebble Partnership plans to engage in direct discussion, including possible mediation with the EPA. There can be no assurance of the results of the discussion and possible mediation with the EPA. Even if the dealings with the EPA are successful and the permitting process for the Pebble Project commences, there can be no assurance that the permits required to build and operate the Pebble Project will be successfully secured.

Northern Dynasty and the Pebble Partnership are represented by respected international law firm Steptoe & Johnson LLP ("Steptoe"), which for more than seven decades has been acknowledged as a leader in litigation and advocacy in Washington DC. Steptoe and the Pebble Partnership have agreed to cap legal fees related to the FACA suit and other ongoing legal matters at US$1 million to the point at which motions for summary judgment in the case have been fully argued to the court and are ripe for adjudication, expected to be in 2017. Steptoe will be due a success fee payment upon prevailing in the FACA litigation or arising from other positive outcomes (see the Company’s Management Discussion and Analysis for the year ended December 31, 2016 for additional information).

Other Matters

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project, which the Company is attempting to develop. Kerrisdale is not a mining company and does not disclose any record of success in mining investments or issuing mining valuation or investment reports. On the contrary, Kerrisdale has a track record of aggressive short selling and activism. In contrast, Northern Dynasty’s Pebble team has extensive experience in mining and a formidable track record of success in developing and operating mines internationally. The Kerrisdale report relies on anonymous co-authors whose mining credentials, if any, Kerrisdale has not disclosed and who likewise may hold or have held short positions in Northern Dynasty. Specifically, Kerrisdale has not disclosed if these anonymous authors have any requisite technical qualifications or practical mining experience to substantiate the claims of the short report. In contrast, Northern Dynasty publicly files technical reports which have been certified by named, independent, experienced and reputable Qualified Persons (as defined by securities laws) who have certified the accuracy and completeness of these reports. An internationally recognized engineering firm conducted and compiled an extensive and independent Preliminary Assessment (also referred to as a Preliminary Economic Assessment, or “PEA”) of the Pebble Project on behalf of Northern Dynasty. This PEA, published in 2011, showed the project has the potential to posesses significant value, as discussed in greater detail above in Item 5 – Description of Business – Technical Summary – Previous Mine Planning Work. While the analyses of this assessment now require updating, it remains a source of much useful information and is available for download at www.sedar.com. The PEA shows the large mineral endowment and potential of the Pebble Project. The Kerrisdale’s short report purports to develop a zero value thesis without requesting or having had access to the necessary and extensive technical, analytical, geological and economic information that Northern Dynasty’s Qualified Persons used. No Kerrisdale personnel have visited the Pebble Project or had discussions with Northern Dynasty’s technical team or executives.

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On February 15 and 17, 2017, two purported shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are described below:

1.    Diaz v Northern Dynasty et al.- February 2017

In US District Court for the Central District of California, Case 2:17-cv-01241, one Victor Diaz is the named plaintiff and on behalf of other shareholders suing the Company and two of its executives for alleged false or misleading public disclosures. The class consists of all persons who purchased shares of Northern Dynasty between September 16, 2013 and February 13, 2017. Plaintiff seeks to recover compensable damages allegedly caused by Defendants’ allegedly violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b5. Defendants are alleged to have made false and/or misleading statements and/or failed to disclose that: (1) the Company’s Pebble Project is commercially unviable; (2) the Company’s Pebble Project had a negative present value; and (3) as a result, Defendants’ statements about the Company’s business, operations and prospects were materially false and misleading and/or lacked a reasonable bases at all relevant times. The suit was filed immediately after the Kerrisdale short report, and cites that report as evidence of its contentions.

No specific amounts are claimed by Diaz. The Company after discussion with counsel believes the claims to be wholly without merit and will vigorously defend itself and its officers against them.

2.    Kirwin v Northern Dynasty et. al.- February, 2017

In US District Court for the Southern District of New York, Case No. 17-cv-1238 Filed 02/17/17 one Patrick O. Kirwin filed a class action suit against Northern Dynasty and the same two executives as did Mr. Diaz in the above suit. The Kirwin suit also claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5. The Kirwin class period begins on September 16, 2013, and makes very similar claims to Diaz namely that Northern Dynasty made false and/or misleading statements and/or failed to disclose that: (i) The Pebble Project carries a negative net present value; (ii) the Pebble Project is not commercially viable; and (iii) as a result of the foregoing, the Company’s financial statements, as well as Defendants’ statements about Northern Dynasty’s business, operations, and prospects, were false and misleading and/or lacked a reasonable basis. Like the similarly worded Diaz suit above, the Kirwin also suit references the Kerrisdale short opinion as the basis for its contentions using the identical subheading as in Diaz in the pleadings namely, “The Truth Emerges”.

No specific amounts are claimed by Kirwin. The Company after discussion with counsel believes the claims to be wholly without merit and will vigorously defend itself and its officers against them.

3.    Other Potential Class Actions

After the Kerrisdale short opinion a number of other US law firms announced they were “investigating” Northern Dynasty in connection with the Kerrisdale allegations and were seeking potential lead plaintiffs. Therefore it is quite possible that other lawsuits will be filed making similar claims as Diaz and Kirwin and if they arise these suits too will be vigorously defended against.

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Risk Factors

The outcomes of the legal proceedings described above cannot be predicted and resolution of these legal proceedings will likely involve significant expense to the Company. In addition, adverse outcomes in these legal proceedings may have a material adverse effect on the Company’s business, future prospects and financial condition. Investors should refer to the risk factors identified above under Item 5 – Description of Business – Risk Factors, starting on page 31, for a discussions of risks relating to the legal proceedings described above.

Regulatory Actions

There have been no:

(a)	penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, or

(b)	other material penalties or sanctions imposed by a court or regulatory body against the Company, or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

Item 13.      Interest of Management and Others in Material Transactions

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Certain directors of a private company, HDSI, a wholly owned subsidiary of HDI (see Item 10) are also directors of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates. During the year ended December 31, 2016, the Company paid HDSI approximately $3.6 million (2015 – $4.7 million) for services rendered by HDSI and reimbursed HDSI approximately $0.5 million (2015 – $0.6 million) for third party costs incurred on the Company’s behalf. In 2015, the Company also received cash proceeds of approximately $0.3 million for the purchase of certain of the Company’s marketable securities. Certain members of the Company’s senior management including the Company’s CFO are employed by HDSI rather than by Northern Dynasty directly.

Item 14.      Transfer Agent and Registrar

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

Item 15.      Material Contracts

Northern Dynasty's only material contracts as of March 28, 2016 are:

  Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010.

Other agreements are in the normal course of business.

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Item 16.      Interests of Experts

David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., of Hunter Dickinson Services Inc., and Ting Lu, P.Eng., Tetra Tech are persons:

  who are named as in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

  whose profession or business gives authority to the report made by each of them.

Messrs. Gaunt, Lang and Titley hold interests in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company's outstanding share capital. Ms. Lu holds no interest in the Company.

Stephen Hodgson, P.Eng., is a person who is named as an expert in this Annual Information Form and whose profession or business gives authority to the filing. Mr. Hodgson holds interests in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company's outstanding share capital.

Deloitte LLP have prepared the Report of Independent Registered Public Accounting Firm on the consolidated financial statements of the Company as at and for the years ended December 31, 2016 and December 31, 2015. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC .

Item 17.      Additional Information

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com and from the SEC’s Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

  this AIF, together with any document incorporated herein by reference;

  interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year; and

  the Proxy Circular for the annual general meeting of the Company when available.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Item 18.      Disclosure for Companies not Sending Information Circulars

Not applicable.

Item 19.      Audit and Risk Committee, Auditor Fees, Exemptions, Code of Ethics

Audit and Risk Committee

Audit and Risk Committee ("Audit Committee") Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

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Composition of the Audit Committee

The Audit Committee currently consists of Marcel de Groot, David De Witt, and Steven Decker. Mr. de Groot is the Chairman of the Audit Committee. The Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Decker is a Chartered Financial Analyst with an MBA, Finance. Mr. Pickering has been a member on other audit committees of publicly listed companies. Mr. Milau, the Audit Committee Chairman is a Chartered Professional Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 10 from page 40.

Reliance On Certain Exemptions Available in NI 52-110

The Company’s auditor, Deloitte LLP, has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to the Company to ensure auditor independence. Fees incurred with Deloitte LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

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Nature of Services		Year ended December 31 2016	Year ended December 31 2015
Audit Fees	the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.	$ 122,000	$ 167,000
Audit-Related Fees	include services that are traditionally performed by the auditor. These audit-related services primarily related to services in connection with assistance with securities filings .	182,000	70,000
Tax Fees	include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	–	–
All Other Fees	include all other non-audit services.	–	–
Total		$ 304,000	$ 237,000

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the SEC, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company. A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR at www.sedar.com.

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Appendix A - Audit and Risk Committee Charter

1.	Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chair may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)	the independent auditor’s internal quality-control procedures;

(B)

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

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(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)	The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)	all critical accounting policies and practices used by the Company;

(B)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted;

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(C)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board (“PCAOB”) and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2- 01. The Committee shall obtain from the auditor a written description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526, that may reasonably be thought to bear on independence.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

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(d)	Compliance and Oversight.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

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(ix)	The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls

(e)	Related Party Transactions.

(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. "Related party" includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program..

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v)

The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2.	Structure and Membership

(a)	Number and qualification.

The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE MKT. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(b)	Selection and Removal.

Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee. The Board may remove members of the Committee at any time with or without cause.

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(c)	Independence.

All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE MKT, and SEC Rule 10A-3.

(d)	Chair.

Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)	Compensation.

The compensation of the Committee shall be as determined by the Board.

(f)	Term.

Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

	(a)	Meetings.

The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

	(b)	Subcommittees.

The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

	(c)	Reports to the Board.

The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chair of the Board.

	(d)	Charter.

The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

	(e)	Independent Advisors.

The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

	(f)	Investigations.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

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(g)	Annual Self-Evaluation.

The Committee shall evaluate its own performance at least annually.

4.        Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.        Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.        Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.    Independence

(a)	See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.    Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate. Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE MKT Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K …. is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

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(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

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